UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69609

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/24 (MM/DD/YY) AND ENDING 6/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Institutional Bond Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

463 Pennsfield Place, Suite 201
(No. and Street)

Thousand Oaks	CA	91360
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory
(Name – if individual, state last, first, and middle name)

10135 Manchester Road	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erick Hagge, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Institutional Bond Network, LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Parner

TOMMY SOBHANPANAH
Notary Public - California
Ventura County
Commission # 2379528
My Comm. Expires Nov 18, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INSTITUTIONAL BOND NETWORK, LLC

**FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

JUNE 30, 2025

INSTITUTIONAL BOND NETWORK, LLC

CONTENTS

Page

Form X-17A-5 Part III: Facing Page

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statement



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Institutional Bond Network, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Institutional Bond Network, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Institutional Bond Network, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Institutional Bond Network, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
September 24, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash	$	54,439
Deposit with clearing firm		250,000
Receivables from clearing firm		1,113,930
Securities owned, at fair value		49,318,100
Other assets		24,273
Total assets	$	**50,760,742**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable	$	174,205
Accrued expenses and other liabilities		811,807
Due to member		147,002
Payable to clearing firm		39,456,496
Securities sold, not yet purchased		4,312,192
Total liabilities		**44,901,702**
Members' equity		**5,859,040**
Total liabilities and members' equity	$	**50,760,742**

The accompanying notes are an integral part of this financial statement.

INSTITUTIONAL BOND NETWORK, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2025

Note 1 - Organization

Institutional Bond Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in March 2011 under the laws of the State of California. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on January 8, 2016.

Institutional Bond Network, LLC is a limited liability company, and as such, the members' liability is limited to their investment. The Company is a securities broker- dealer servicing institutional customers, primarily other broker-dealers.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Securities Owned and Securities Sold, Not Yet Purchased

At June 30, 2025, these securities were classified as "trading" and reported at fair value, with the unrealized gains and losses included in trading gains – net on the statement of operations. Costs are determined on a specific identification basis for determining realized gains and losses. At June 30, 2025, these securities, net of securities sold, not yet purchased, had a fair value of $45,005,908, a cost of $41,299,867 and an unrealized gain of $3,706,041.

The Company sells securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the statement of financial condition at the market value of the related securities and will incur a loss if the market value of the related securities increases subsequent to the sale date.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by federal, state or local tax authorities for periods before 2021.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company records revenue depicting the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company sells U.S. government, municipal and corporate debt securities. Securities transactions and the related revenue and expense are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with three months or less to maturity at the date of purchase to be cash equivalents. There were no cash equivalents at June 30, 2025.

Fixed Assets

Fixed assets are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized. Depreciation is computed on accelerated and straight-line methods and depreciable lives are generally 3-5 years.

Leases

The Company complies with ASU 2016-02 *Leases*, which requires recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. This standard did not have a material impact on the Company's financial position and results of operations.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Fair Value Measurement</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liability level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

<u>Assets and Liabilities at Fair Value as of June 30, 2025</u>

	Level 1	Level 2	Level 3	Balance as of June 30, 2025
Securities owned:				
Municipal bonds	$ -	$ 49,318,100	$ -	$ 49,318,100
Securities sold, not yet purchased:				
U.S. government bonds	$ -	$ 4,312,192	$ -	$ 4,312,192

Note 2 - Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses

ASC 326-20, Financial Instruments - Credit Losses, requires the immediate recognition of management's estimates of current expected credit losses. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of June 30, 2025, as no credit losses were identified by management.

Recent Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07- *Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures*, which introduces improvements to the information that a broker dealer discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the provisions of this ASU for the year ended June 30, 2025. The following describes the impact of the adoption of this ASU in the accompanying financial statements:

In identification of operating segments, an operating segment is a component of a broker dealer that has all the following characteristics:

 a. It engages in business activities from which it may recognize revenues and incur expenses,

 b. Its operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and

 c. Its discrete financial information is available.

Note 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncement (continued)

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the managing partners as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare dividends to the stockholder. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported in the accompanying statement of operations. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

A public entity should apply the amendments in this update retrospectively to all prior periods resented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company has adopted this update for the year ended June 30, 2025 and has determined that it operates in a single segment.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk to cash.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2025, the Company had net capital of $2,170,781 which exceeded its requirement by $2,070,781.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At June 30, 2025, this ratio was .45 to 1.

Note 5 - Clearing Broker and Off Balance Sheet Risk

The Company uses Wedbush Securities, Inc. (Wedbush) to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. The clearing agreement requires a minimum charge of $15,000 per month. In connection with its clearing agreement, the Company must maintain a minimum deposit with Wedbush Securities, Inc. of $250,000.

Further pursuant to its clearing agreement, customers' money balances and security positions are carried on Wedbush's books. Under certain conditions, the Company has agreed to indemnify Wedbush for any related losses, if any, that Wedbush may sustain. Both the Company and Wedbush monitor collateral on securities transactions to minimize exposure to loss.

Additionally, there is a financing agreement between the Company and Wedbush, whereby Wedbush provides financing to the Company for the purchase of securities up to a maximum of 10 times the amount held at Wedbush, exclusive of net securities owned, at a rate of federal funds plus 100 basis points which at June 30, 2025 was 5.30%. At June 30, 2025, the amount held at Wedbush, exclusive of net securities owned, was $1,113,930 and the amount financed was $39,456,496. The Company was in compliance with this agreement throughout the year ended June 30, 2025.

Note 6 – Commitments and Contingencies

The Company leases office space for its California office on a month-to-month basis. The Company leases additional office space for one year..

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Note 7 – Related Party

The Company bought out one of its members during the fiscal year. As of June 30, 2025, the balance due to the member was $137,415 reflected on the accompanying statement of financial condition.

The Company has a distribution payable to one of its members. As of June 30, 2025, the balance due to the member was $9,587 reflected on the accompanying statement of financial condition.

INSTITUTIONAL BOND NETWORK, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2025

Note 8 -- <u>Subsequent Events</u>

Management has evaluated all subsequent events from June 30, 2025, through September 24, 2025, the date the accompanying financial statements were available to be issued and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statement.